Exhibit 1

Date	Number of Shares Purchased/(Sold)	Price per Share

May 8, 2006	(150,000)	25.2000
May 9, 2006	(21,200)	25.3507
May 10, 2006	(1,800)	25.3000
May 16, 2006	50,000	23.3615
May 17, 2006	40,000	23.3189
May 18, 2006	25,000	23.2242
May 19, 2006	17,500	21.9401
May 22, 2006	3,500	21.5253
May 24, 2006	23,900	19.8500